UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2007

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number:  0-19294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REHABCARE GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan as of December 31, 2007 and 2006, and the changes in its assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
June 11, 2008

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
Statements of Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Cash and cash equivalents	$7,620,858	$5,287,889
Mutual funds	76,738,130	57,757,648
RehabCare Group Inc. common stock	3,235,691	2,074,100
Participant loans	889,700	556,315
Self-directed brokerage accounts	2,626,999	2,458,595
Common collective trusts	12,381,440	1,944,422
Other investments	992	1,817
Total investments	103,493,810	70,080,786

Receivables:
Participants’ contributions	542,697	423,103
Employer contribution	144,615	102,039
Accrued interest	33,427	24,556
Total receivables	720,739	549,698
Assets available for plan benefits	$104,214,549	$70,630,484

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
Statements of Changes in Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
RehabCare Group Inc. common stock realized gains (losses), net	$43,711	$(122,548)
Other investment realized gains, net	1,066,503	414,229
Unrealized (depreciation) appreciation, net	(1,031,674)	2,492,312
Total appreciation of investments, net	78,540	2,783,993
Interest and dividends:
Cash dividends	5,289,470	2,875,313
Interest	954,869	490,969
Total investment income	6,322,879	6,150,275

Contributions:
Participants	15,184,158	10,748,674
Employer	3,707,124	2,573,048
Rollover of plan assets from previous employers	1,552,716	2,905,447
Total contributions	20,443,998	16,227,169
Total additions	26,766,877	22,377,444

Deductions:
Benefits paid to participants	11,949,423	6,153,247
Administrative fees	22,507	14,463
Total deductions	11,971,930	6,167,710
Net increase in assets available for plan benefits	14,794,947	16,209,734

Transfers:
Transfers of assets to the Plan	18,789,118	2,249,335

Assets available for plan benefits:
Beginning of year	70,630,484	52,171,415
End of year	$104,214,549	$70,630,484

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan, a defined contribution plan for the benefit of its eligible employees. Effective July 1, 2004, the Plan was restated and thereafter amended by a first amendment, second amendment, third amendment, fourth amendment, fifth amendment, sixth amendment and seventh amendment.  Effective, July 1, 2007, the Plan was restated to incorporate the prior amendments.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Effective June 1, 2004, employees are eligible to participate in the Plan on the first day of the month following employment.  Prior to June 1, 2004, employees who had attained age 21 were eligible to participate in the Plan on the first day of the month following the completion of one year of employment.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 75% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($15,500 and $15,000 in 2007 and 2006, respectively).  Participant contributions under the Plan are exempt from Federal income taxes.  Participants may also contribute amounts representing distributions from other qualified retirement plans.  The Company may make discretionary contributions to match the participants’ contributions.  During the years ended December 31, 2007 and 2006, the Company’s discretionary contribution was 50% of the first 4% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant’s Company contribution and earnings thereon is determined in accordance with the following table:

Vested
Number of years of service	percentage
Less than 1 year of service	—%
1 or more years of service	100%

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The term “year of service” in the preceding table means any calendar year in which the participant completes at least 1,000 hours of service.

Participant Loans

The Plan has a loan program for its participants. The maximum amount a participant may borrow is the lesser of 50% of the vested portion of their account balance or $50,000, reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day before the date on which the loan is made over the outstanding loan balance from the Plan on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan is issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant’s termination. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.00% to 9.25% as of December 31, 2007.

Distribution of Plan Benefits

Upon termination of service, each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Expenses incurred in the administration and operation of the Plan are paid by the Company, while investment management fees and loan administration fees are charged directly to the participants’ accounts.

Participation Forfeitures

Amounts representing forfeitures are periodically used to reduce the Company’s future contributions.  For the years ended December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $41,000 and $27,000, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments in money market funds (cash equivalents) are valued at fair value as reported by the trustee, Schwab Retirement Plan Services, Inc.  Investments in mutual funds, self-directed brokerage accounts and the Company’s common stock are stated at fair value, with fair value based on quotations obtained from national securities exchanges.  Investments in common collective trusts are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year.  Participant loans are valued at the unpaid principal balance of the loans, which approximates fair value.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in assets available for plan benefits.  Interest income is recorded as earned on the accrual basis.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and/or December 31, 2006:

	2007	2006
Investments at fair value as determined by quoted
market price
Mutual funds:
American Balanced Fund	$—	$5,123,800
Columbia Acorn	9,211,580	7,669,101
First Eagle Overseas	11,197,691	8,092,454
Growth Fund of America	18,336,541	11,973,943
Pimco Total Return Fund	8,759,179	5,802,515
Schwab S&P 500 Index	10,558,525	10,566,951
Sound Shore Fund	7,709,863	4,896,520
JP Morgan Mid Cap Value Select	5,753,039	3,038,372
Money market mutual fund:
Schwab Value Advantage Fund	7,533,128	5,193,706

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2007 and 2006:

	2007	2006
Mutual funds	$(934,781)	$3,392,958
Common stock – RehabCare Group, Inc.	1,070,609	(723,790)
Common Collective Trusts	(57,288)	114,825
	$78,540	$2,783,993

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Related-Party Transactions

Certain Plan investments are in funds managed by Schwab Retirement Plan Services, Inc.  Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment administration services amounted to $22,507 and $14,463 for the years ended December 31, 2007 and 2006, respectively. Additionally, Plan investments include shares of RehabCare Group Inc. common stock. RehabCare Group, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant’s deferral account will be fully vested.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been restated since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan filed a request with the IRS for an updated tax qualification in 2007, coinciding with the restatement of the Plan.  That request is still pending.

(7)	Plan Transfers

Effective April 17, 2007, the Symphony Health Services 401(k) Plan was merged into the RehabCare Group, Inc. 401(k) Employee Savings Plan.  On that date, the Company transferred approximately $18.8 million from the Symphony Health Services 401(k) Plan into the RehabCare Group, Inc. 401(k) Employee Savings Plan.

Prior to December 2006, the Company maintained a profit sharing plan, which was a defined contribution plan under Section 401(k) of the IRC, for the benefit of eligible Phase 2 Consulting, Inc. (“Phase 2”) employees.  Effective December 31, 2006, the Company transferred approximately $2.2 million from the Phase 2 profit sharing plan into the RehabCare Group, Inc. 401(k) Employee Savings Plan.  Phase 2 employees are now eligible to participate in the RehabCare Group, Inc. 401(k) Employee Savings Plan.

(8)	401(k) Employee Savings Plan Committee and Trustees of the Plan

The Plan provides for a 401(k) committee, chaired by the Company’s chief financial officer, who acts as the plan administrator with representatives from the Company’s finance, human resources, and legal departments. Schwab Retirement Plan Services, Inc. is the trustee for the Plan.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Cash	Interest-bearing cash	$87,208
*	Schwab Money Market Fund	Money market mutual fund, 522 shares	522
*	Schwab Value Advantage Fund	Money market mutual fund, 7,533,128 shares	7,533,128
*	RehabCare Stock Fund	Common stock, 143,426 shares	3,235,691
	Personal Choice Retirement Accounts	Self-directed brokerage accounts	2,626,999
	Alger Small Cap Growth	Mutual fund, 43,060 shares	1,227,633
	Columbia Acorn	Mutual fund, 311,097 shares	9,211,580
	Davis New York Venture Fund A	Mutual fund, 73,617 shares	2,945,407
	First Eagle Overseas	Mutual fund, 483,076 shares	11,197,691
	Growth Fund of America	Mutual fund, 547,033 shares	18,336,541
	JP Morgan Mid Cap Value Select	Mutual fund, 235,974 shares	5,753,039
	Pimco Total Return Fund	Mutual fund, 819,381 shares	8,759,179
*	Schwab S&P 500	Mutual fund, 466,572 shares	10,558,525
	Sound Shore Fund	Mutual fund, 216,084 shares	7,709,863
	SSGA International Stock Selection	Mutual fund, 73,560 shares	1,038,672
	Cash value of life insurance	Life insurance contract	992
*	Schwab Managed Retirement 2010	Common Collective Trust, 84,689 shares	1,337,243
*	Schwab Managed Retirement 2020	Common Collective Trust, 183,784 shares	3,216,226
*	Schwab Managed Retirement 2030	Common Collective Trust, 206,426 shares	3,897,330
*	Schwab Managed Retirement 2040	Common Collective Trust, 188,143 shares	3,640,568
*	Schwab Managed Retirement Inc	Common Collective Trust, 24,562 shares	290,073
	Participant loans	Interest rates range from 4.00% to 9.25%, 189 loans	889,700
			$103,493,810

*  Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
(Name of plan)

June 12, 2008	/s/ jay w. shreiner
(Date)	Jay W. Shreiner
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP dated June 11, 2008